UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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02003982
RECEIVED
MAR 07 2002

SEC FILE NUMBER
8- 52614

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/15/02

REPORT FOR THE PERIOD BEGINNING 4/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Prescient Securities. LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 Hamilton Avenue
(No. and Street)

White Plains	New York	10601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel — 212-509-7800 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Christopher P. Rayner and Associates. Inc.
(Name - if *individual, state last, first, middle name*)

295 Northern Boulevard - Suite 303	Great Neck	New York	11021
(Address)	(city)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Spindel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prescient Securities, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal
Title

Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01G09821038
Qualified in Rockland County
Commission Expires March 30, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRESCIENT SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2001

PRESCIENT SECURITIES, LLC

TABLE OF CONTENTS

Christopher P. Rayner & Associates, Inc.

Certified Public Accountants

295 Northern Boulevard, Suite 303
Great Neck, New York 11021

Tel: (516) 504-0005
Fax: (516) 504-0009

INDEPENDENT AUDITOR'S REPORT

To The Member
PRESCIENT SECURITIES, LLC
White Plains, NY 10601

We have audited the accompanying statement of financial condition of Prescient Securities, LLC (a wholly owned subsidiary of Prescient Markets, Inc.) as of December 31, 2001, and the related statements of operations and member's capital and cash flows for the period April 1, 2001 (date of inception) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prescient Securities, LLC at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Christopher P. Rayner and Associates, Inc.

CHRISTOPHER P. RAYNER AND ASSOCIATES, INC.
March 4, 2002

PRESCIENT SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$ 60,000
Accounts Receivable	31,973
TOTAL ASSETS	$ 91,973

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable and Other Current Liabilities	$ 39,000
TOTAL LIABILITIES	$ 39,000
MEMBER'S EQUITY	$ 52,973
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 91,973

PRESCIENT SECURITIES, LLC

STATEMENT OF OPERATIONS AND MEMBER'S CAPITAL

APRIL 1, 2001 (DATE OF INCEPTION) TO DECEMBER 31, 2001

Commissions	$ 31,973
Expenses:	
Platform - affiliate	22,500
Professional fees	16,500
Total Expenses	39,500
Net Loss	$ (7,027)
Member's Capital, beginning of year	0
Capital Contribution	60,000
Member's Capital, end of year	$ 52,973

PRESCIENT SECURITIES, LLC

STATEMENT OF CASH FLOWS

APRIL 1, 2001 (DATE OF INCEPTION) TO DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (7,027)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:	
Decrease (Increase) in Assets:	
Accounts Receivable	(31,973)
Increase (Decrease) in Liabilities:	
Accounts Payable and Other Liabilities	39,000
Total Adjustments	7,027
Net Cash Provided By Operating Activities	0
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital Contribution by Member	$ 60,000
Net Cash Provided By Financing Activities	60,000
NET INCREASE IN CASH	60,000
Cash – Beginning	0
CASH – ENDING	$ 60,000

PRESCIENT SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Nature of Operations
Prescient Securities, LLC (the "Company"), a wholly owned subsidiary of Prescient Markets, Inc., became a broker dealer on April 1, 2001. The company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc.

b) Method of Accounting
Securities transactions and commission revenue and expenses are recorded on a trade date basis.

c) Income Taxes
Prescient Securities, LLC is treated as a partnership for income tax purposes and as such, not taxed. Under subchapter K of the Internal Revenue Code, the member is taxed separately on its distributive share of the Company's income whether or not that income is actually distributed.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company pays Prescient Markets, Inc., as per an agreement, a $2,500 per month fee for use of the trading platform. The agreement is for a one-year term which has renewal options and can be terminated upon 90 days notice.

NOTE 3 – NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in its first year of operations. At December 31, 2001, the Company had net capital of $16,000, which was $11,000 in excess of the required minimum capital of $5,000.

Prescient Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission

December 31, 2001

Computation of net capital

Total member's equity	$ 52,973
Deductions:	
Excess insurance deductible	5,000
Non-allowable assets:	
Accounts receivable	31,973
Total deductions	36,973
Net capital	$ 16,000

Aggregate indebtedness

Total liabilities	39,000

Computation of basic net capital requirements

Minimum net capital required (12 1/2% of aggregate indebtedness)	$ 4,875
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above amounts)	$ 5,000
Excess net capital	$ 11,000
Ratio of aggregate indebtedness to net capital	2.44 to 1.0

Reconciliation with Company's computation
(included in Part IIA of Form X-17a-5 as of December 31, 2001):

Net capital as reported in Company's Part II A(unaudited) Focus report	$ 32,500
Audit adjustments - accruals	(16,500)
Net capital per above	$ 16,000

Prescient Securities, LLC

Statement Regarding SEC Rule 15c3-3

December 31, 2001

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

Christopher P. Rayner & Associates, Inc.

Certified Public Accountants

295 Northern Boulevard, Suite 303
Great Neck, New York 11021

Tel: (516) 504-0005
Fax: (516) 504-0009

Independent Auditors' Supplementary Report on Internal Control Required by SEC Rule 17a-5

To The Member
Prescient Securities, LLC
White Plains, NY 10601

In planning and performing our audit of the financial statements of Prescient Securities, LLC ("the Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(ii) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,
2. Recordation of the differences required by Rule 17a-13, and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's criteria.

Our opinion recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the National Association of Securities Dealers, Inc., the Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Christopher P. Rayner and Associates, Inc.

CHRISTOPHER P. RAYNER AND ASSOCIATES, INC.
March 4, 2002